Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

June 4, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Mr. Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 001-34189

Dear Mr. Wyman:

I am counsel to Tianyin Pharmaceutical Co., Inc. (“Tianyin”).  Tianyin received your comment letter May 28, 2010 regarding the above referenced Annual Report on Form 10-K.  On behalf of my client, I am writing to inform you that Tianyin intends to file its response to your letter, as well as the amended 10-K on or before June 30, 2010.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

By: Louis Taubman,
Attorney at Law

cc: Dr. Jiang,
Tianyin Pharmaceutical Co., Inc.
CEO